FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....? .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...? ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

----------------------------------------------------------------------------------------------------------------------------------------------------

TELMEX SHAREHOLDERS' MEETINGS RESOLUTIONS

Mexico City, April 28, 2009. Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that its Series "L" shares Special and its Annual Shareholders' Meetings were held today, and approved, among others, the following issues:

The Series "L" shares Special Meeting ratified Rafael Kalach Mizrahi and Ricardo Martín Bringas as Directors corresponding to Series "L" shares, and Jorge C. Esteve Recolons as Alternate Director for Ricardo Martin Bringas.

The Annual Shareholders' Meeting approved the following:

  The Chief Executive Officer's report regarding the performance of the Company and its operations for the fiscal year ended December 31, 2008; the financial statements to that date; and the Board of Director's reports regarding the main accounting policies and information criteria followed in the preparation of financial information and regarding the operations and activities in which the Board was involved in, pursuant to the Mexican Securities Law (Ley del Mercado de Valores), during fiscal year 2008, the External Auditor's report, the opinion of the Board of Directors regarding the Chief Executive Officer's report; the respective reports of the Audit and Corporate Practices Committees were noted.

  The payment of a cash dividend of $0.46 Mexican pesos per outstanding share in four equal payments of $0.1150 Mexican pesos per outstanding share, resulting from the net tax profit account. Specifically, for holders of American Depositary Shares, the corresponding record dates will be June 17, 2009, September 17, 2009, December 16, 2009 and March 25, 2010 and the payment dates will be June 25, 2009, September 25, 2009, December 24, 2009 and April 5, 2010, respectively.

  Ratified the activities of the Board of Directors and the Chief Executive Officer for fiscal year 2008.

  Designated or ratified, as the case may be, the members of the Board of Directors and the Executive Committee, as well as the respective Presidents of the Corporate Practices Committee and Audit Committee, as follows:

BOARD OF DIRECTORS

DIRECTORS	ALTERNATE DIRECTORS
CARLOS SLIM DOMIT Chairman	PATRICK SLIM DOMIT
JAIME CHICO PARDO Co-Chairman	JOSÉ HUMBERTO GUTIERREZ OLVERA Z.
ANTONIO COSÍO ARIÑO	ANTONIO COSÍO PANDO
AMPARO ESPINOSA RUGARCÍA	---------------------------------------
ELMER FRANCO MACÍAS	MARCOS FRANCO HERNAIZ
JOSÉ KURI HARFUSH	EDUARDO TRICIO HARO
ÁNGEL LOSADA MORENO	JAIME ALVERDE GOYA
JUAN ANTONIO PÉREZ SIMÓN Vice Chairman	------------------------------------------
MARCO ANTONIO SLIM DOMIT	EDUARDO VALDÉS ACRA
HÉCTOR SLIM SEADE	JORGE A. CHAPA SALAZAR
MICHAEL J. VIOLA	------------------------------------------
LARRY I. BOYLE	------------------------------------------
RAFAEL KALACH MIZRAHI	------------------------------------------
RICARDO MARTÍN BRINGAS	JORGE C. ESTEVE RECOLONS

EXECUTIVE COMMITTEE
DIRECTORS	ALTERNATE DIRECTORS
1.- CARLOS SLIM DOMIT.- President	1.- JOSÉ HUMBERTO GUTIÉRREZ OLVERA Z.
2.- JUAN ANTONIO PERÉZ SIMÓN	2.-. HÉCTOR SLIM SEADE
3.-. JAIME CHICO PARDO	3.- ANTONIO COSÍO ARIÑO
4.- MICHAEL J. VIOLA	4.- LARRY I. BOYLE.

AUDIT COMMITTEE	CORPORATE PRACTICES COMMITTEE
1.- RAFAEL KALACH MIZRAHI.- President	1.- JUAN ANTONIO PÉREZ SIMÓN.- President
2.- JOSÉ KURI HARFUSH	2.- JAIME ALVERDE GOYA
3.-. ANTONIO COSÍO ARIÑO	3.- ANTONIO COSÍO PANDO

5. Pursuant to Article 26 of the Mexican Securities Law (Ley del Mercado de Valores), Independent Board Members were qualified based on the information files held by the Company.

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V., its subsidiaries and affiliates, that provides telecommunications services in Mexico. The company's service coverage comprises the operation of the nation's most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

----------------------------------------------------------------------------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - Telmex Press Release: TELMEX SHAREHOLDERS' MEETINGS RESOLUTIONS